

October 13, 2020

Steven J. Shulman
Chief Executive Officer
Healthcare Merger Corp.
623 Fifth Avenue, 14th Floor
New York, NY 10022

>   **Re: Healthcare Merger Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed October 9, 2020**
>   **File No. 333-248097**

Dear Mr. Shulman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

Certain United States Federal Income Tax Consequences, page 139

1. We note that you have filed "short-form" tax opinions as Exhibits 8.1 and 8.2. Please revise the disclosure in this section to clearly state that the tax disclosure is the opinion of counsel and identify the counsel rendering each opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Exhibits

2. Please have your legal counsel revise the legality opinion filed as Exhibit 5.1 to opine on the legality of all the shares being registered. In this regard, we note that the amount shares listed in the opinion and the amount of such shares to be registered on this registration statement differ.

       You may contact Tara Harkins at 202-551-3639 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Life Sciences

cc: Benjamin S. Reichel, Esq.